UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Masimo Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

574795100

(CUSIP Number)

Quentin Koffey

Politan Capital Management LP

106 West 56th Street, 10th Floor

New York, New York 10019

646-690-2830

With a copy to:

Richard M. Brand

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

212-504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 3, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 574795100	Page 2

1	NAME OF REPORTING PERSON Politan Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,713,518
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,713,518
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,713,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%*
14	TYPE OF REPORTING PERSON IA

* All percentage calculations set forth herein are based upon the aggregate of 53,182,247 shares of Common Stock outstanding as of June 13, 2024, as reported in the Issuer’s definitive proxy statement, filed with the Securities and Exchange Commission (the “SEC”) on June 17, 2024 (the “Issuer Proxy Statement”).

CUSIP No. 574795100	Page 3

1	NAME OF REPORTING PERSON Politan Capital Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,713,518
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,713,518
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,713,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%*
14	TYPE OF REPORTING PERSON IA

* All percentage calculations set forth herein are based upon the aggregate of 53,182,247 shares of Common Stock outstanding as of June 13, 2024, as reported in the Issuer Proxy Statement.

CUSIP No. 574795100	Page 4

1	NAME OF REPORTING PERSON Politan Capital Partners GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,713,518
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,713,518
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,713,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%*
14	TYPE OF REPORTING PERSON IA

* All percentage calculations set forth herein are based upon the aggregate of 53,182,247 shares of Common Stock outstanding as of June 13, 2024, as reported in the Issuer Proxy Statement.

CUSIP No. 574795100	Page 5

1	NAME OF REPORTING PERSON Quentin Koffey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 1,228
	8	SHARED VOTING POWER 4,713,518
	9	SOLE DISPOSITIVE POWER 1,228
	10	SHARED DISPOSITIVE POWER 4,713,518
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,714,746*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%**
14	TYPE OF REPORTING PERSON IN

* Includes Mr. Koffey’s 1,228 restricted share units granted to him on June 26, 2023 by virtue of his position as a director on the Board and that vest upon the earliest of the first anniversary of the grant date, the date of the next annual meeting of stockholders, or a change in control of the Issuer.

** Mr. Koffey’s percentage calculations set forth herein are based upon the aggregate of 53,182,247 shares of Common Stock outstanding as of June 13, 2024, as reported in the Issuer Proxy Statement.

CUSIP No. 574795100	Page 6

This Amendment No. 10 to Schedule 13D (this “Amendment No. 10”) amends and supplements the Schedule 13D filed on August 16, 2022 (as amended and supplemented through the date of this Amendment No. 10, collectively, the “Schedule 13D”) by the Reporting Persons, relating to the common stock, par value $0.001 per share, of Masimo Corporation, a Delaware corporation (the “Issuer”). Capitalized terms not defined in this Amendment No. 10 shall have the meaning ascribed to them in the Schedule 13D.

The information set forth in response to Item 4 below shall be deemed to be a response to all Items where such information is relevant.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented with the following information:

On July 3, 2024, Politan, a Reporting Person, sent a letter to the Board, regarding empty voting. As discussed in the Issuer Proxy Statement, shareholders of record of the Issuer may revoke their proxy or change their vote at any time before the final vote tabulation at the annual meeting of the Issuer’s stockholders. The letter is qualified in its entirety by reference to Exhibit 99.12, which is attached hereto and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 99.1	Joint Filing Agreement among Politan Capital Management LP, Politan Capital Management GP LLC, Politan Capital Partners GP LLC, and Quentin Koffey*

Exhibit 99.2	Trading Data*

Exhibit 99.3	Trading Data*

Exhibit 99.4	Form of Verified Complaint, filed with the Delaware Court of Chancery on October 21, 2022*

Exhibit 99.5	Form of Second Amended and Supplemented Complaint, filed as an Exhibit to the Motion for Leave to Amend with the Delaware Court of Chancery on March 10, 2023*

Exhibit 99.6	Form of Engagement and Indemnification Agreement entered into by and between Politan Capital Management LP and Michelle Brennan*

Exhibit 99.7	Trading Data*

Exhibit 99.8	Press Release, dated June 26, 2023*

Exhibit 99.9	Form of Engagement and Indemnification Agreement entered into by and between Politan Capital Management LP and each of William Jellison and Darlene Solomon*

Exhibit 99.10	Demand Letter, dated May 8, 2024*

Exhibit 99.11	Politan Letter, dated May 9, 2024*

Exhibit 99.12	Politan Letter, dated July 3, 2024

*Previously filed.

CUSIP No. 574795100	Page 7

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 8, 2024

POLITAN CAPITAL MANAGEMENT LP

By:	Politan Capital Management GP LLC, its general partner

By:	/s/ Quentin Koffey
	Name:	Quentin Koffey
	Title:	Managing Member

POLITAN CAPITAL MANAGEMENT GP LLC

By:	/s/ Quentin Koffey
	Name:	Quentin Koffey
	Title:	Managing Member

POLITAN CAPITAL PARTNERS GP LLC

By:	/s/ Quentin Koffey
	Name:	Quentin Koffey
	Title:	Managing Member

QUENTIN KOFFEY

By:	/s/ Quentin Koffey
	Name:	Quentin Koffey

CUSIP No. 574795100	Page 8

INDEX TO EXHIBITS

Exhibit	Description
Exhibit 99.1	Joint Filing Agreement among Politan Capital Management LP, Politan Capital Management GP LLC, Politan Capital Partners GP LLC, and Quentin Koffey*

Exhibit 99.2	Trading Data*

Exhibit 99.3	Trading Data*

Exhibit 99.4	Form of Verified Complaint, filed with the Delaware Court of Chancery on October 21, 2022*

Exhibit 99.5	Form of Second Amended and Supplemented Complaint, filed as an Exhibit to the Motion for Leave to Amend with the Delaware Court of Chancery on March 10, 2023*

Exhibit 99.6	Form of Engagement and Indemnification Agreement entered into by and between Politan Capital Management LP and Michelle Brennan*

Exhibit 99.7	Trading Data*

Exhibit 99.8	Press Release, dated June 26, 2023*

Exhibit 99.9	Form of Engagement and Indemnification Agreement entered into by and between Politan Capital Management LP and each of William Jellison and Darlene Solomon*

Exhibit 99.10	Demand Letter, dated May 8, 2024*

Exhibit 99.11	Politan Letter, dated May 9, 2024*

Exhibit 99.12	Politan Letter, dated July 3, 2024

*Previously filed.